Exhibit 99(e)

CONSENT OF INDEPENDENT AUDITORS

We consent to the incorporation by reference in the Registration Statements (Form S-8 Nos. 33-43799, 33-71446, 33-86358, 33-89584, 333-04962, 333-06324, 333-07466, 333-10338, 333-10624, 333-12878, 333-51434-1 and Form F-3 Nos. 333-06896, 333-08246, 333-13556 and 333-8926) of the News Corporation Limited and subsidiaries of our report dated September 13, 2002, except for Note 15 and Note 14, as to which the date is December 23, 2002 and May 9, 2003, respectively, with respect to the financial statements of Stream S.p.A. included in this Report of Foreign Issuer on Form 6-K for the year ended June 30, 2002.

/S/ RECONTA ERNST & YOUNG S.P.A.
Reconta Ernst & Young S.p.A.

Rome, Italy

May 13, 2003